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January 9, 2006	Paul M. Kinsella (617) 951-7921 paul.kinsella@ropesgray.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler
Re:	Iomai Corporation Registration Statement on Form S-1 Filed October 3, 2005 File Number 333-128765
Ladies and Gentlemen:
     On behalf of Iomai Corporation (the “Company”), submitted herewith for filing is Amendment No. 4 (“Amendment No. 4”) to the Registration Statement referenced above (the “Registration Statement”).
     Amendment No. 4 is being filed in response to comments contained in the letter dated January 4, 2006 from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Stanley Erck, the Company’s Chief Executive Officer. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Ropes & Gray LLP by the Company and the underwriters of the proposed offering. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 4. Page numbers referred to in the responses reference the applicable pages of Amendment No. 4.
     On behalf of the Company, we advise you as follows:
General
1.	We note your response to our prior comment 2 and reissue that comment in part.
•	We note your statement that each of your product candidates, consisting of a patch and one or more active ingredients, are “treated as an

Securities and Exchange Commission	January 9, 2006
investigational product candidate by the FDA,” and that none of your product candidates or any of the active ingredients “have been approved by the FDA for sale or commercial use.” On page 2, however, you refer to use of the IS patch with “existing commercially available injectable flu vaccine.” Please clarify these statements.
     Response: In response to the Staff’s comment, the Company has clarified its disclosure to make clear that its IS patch for the elderly receiving flu vaccines works in conjunction with existing injected flu vaccines that are already approved for use in the general population. See page 2 of the Prospectus. The Company notes for the Staff that for this product candidate, the patch and its active ingredient, a vaccine adjuvant, have not been approved by the FDA. Notwithstanding the existing approval of the use of the commercially available injectable flu vaccines, the Company’s product candidate, including the patch, vaccine adjuvant and any related injected flu vaccines of third parties, requires approval in combination as a single product candidate. The Company believes its disclosure of the regulatory requirements for this product candidate is sufficient for investors.
•	With respect to your needle-free travelers’ diarrhea patch, please revise your disclosure to clarify that you are developing the vaccine as well as the patch as a delivery system.
     Response: In response to the Staff’s comment, the Company has clarified its disclosure to indicate that it is developing both the vaccine and the patch as a delivery system for the needle-free travelers’ diarrhea patch product candidate. See pages 2 and 50 of the Prospectus.
Index to Financial Statements, page F-1
Notes to Financial Statements, page F-8
4. Elan Restructuring, Page F-16
Restructuring Agreement, page F-18
2.	Please elaborate on your response to prior comment eleven to clarify how the fair value of the convertible notes contemplated that the restructuring was done in connection with the Series C Preferred Stock financing, which presumably would have provided you with an alternative source to repay the convertible notes. While you asserted that you could not obtain an investment without restructuring the joint venture and Elan’s interest in the Company, please clarify the extent to which the investment was contingent upon Elan exchanging the convertible notes for shares of

Securities and Exchange Commission	January 9, 2006
your Series B Preferred Stock. In addition, please clarify how the fair value is appropriate when you apparently had to apply all of the following to the principal and accrued interest due on the convertible notes: (a) a portion of the Series B Preferred Stock, (b) the Make-Whole Amount, and (c) a portion of the gross proceeds from the Series C Preferred Stock Financing.
     Response: As discussed in prior responses to Staff comments, the unwinding of the joint venture and Elan’s interests in the Company was a mandatory prerequisite of the potential investors for closing the Series C Preferred Stock financing. At all times prior to the transaction, the potential Series C Preferred Stock investors made it to clear to the Company that the Series C Preferred Stock financing was contingent upon exchanging all of Elan’s existing interests in the Company into a junior Series B Preferred Stock.
     If the convertible notes had not been exchanged, then Elan would have a senior position to the Series C Preferred Stock investors approximating $18 million in principal and accrued interest. This position was not acceptable to the potential Series C Preferred Stock investors at any time.
     Additionally, the Company had less than $100,000 in cash on hand immediately prior to the Series C Preferred Stock financing and Elan restructuring. While Elan had claims on the Company’s technology through the convertible notes, Elan could not transfer this ownership to a third party without the Company’s approval. Additionally, the Company did not have the funds to pay off any of the convertible notes, so there was no market of third parties willing to purchase the convertible notes. As a result, Elan was faced with a decision to either continue to fund the Company and the joint venture in the future or to take a junior equity position in the Company so that third parties would provide funding to the Company. In the end, Elan chose the latter alternative.
     To facilitate the Series C Preferred Stock financing, one of the convertible notes was repaid as described below. The remaining convertible notes were combined with Elan’s interest in Xairo and the Company’s Series A Preferred Stock and all were exchanged for Series B Preferred Stock of the Company. The exchange was accounted for in accordance with APB 29, Accounting for Nonmonetary Exchanges. The fair value of the Series B Preferred Stock was used as the basis for recording the transaction as its fair value could be determined, whereas the fair value of the convertible notes, shares of Xairo and share of Series A Preferred Stock of the Company did not have readily determinable fair values. The fair value of Series B Preferred Stock was allocated to the three instruments exchanged based on the number of shares of Series B Preferred Stock that each instrument converted into.
     As disclosed in our prior response to the Staff’s comment 52 in our response letter dated November 14, 2005, portions of two convertible notes had been assigned by Elan to a qualified

Securities and Exchange Commission	January 9, 2006
special purpose entity (QSPE). At the time of the closing of the Series C Preferred Stock financing, the QSPE’s portion of the convertible notes totaled $5,766,639 in principal and accrued interest. Due to contractual restrictions, the QSPE could not exchange its interests in the convertible notes for shares of Series B Preferred Stock. Accordingly, to facilitate the completion of the Series C Preferred Stock financing, the Company had no choice but to repay or otherwise discharge this indebtedness concurrently with the Series C Preferred Stock financing in order to solve the structural issues raised by the QSPE holding the convertible notes. To accomplish this, Elan and the Company agreed to trigger the exchange feature of the then-outstanding Series A Preferred Stock of the Company, which triggered the payment of the Make-Whole Amount to the Company by Elan in the amount $4,630,796. The Company then immediately applied the Make-Whole Amount to this convertible debt, thereby reducing the Company’s obligation to the QSPE to $1,135,843. At that point, the Series C Preferred Stock investors agreed to apply a portion of the gross proceeds of their investment in the Company to discharge the remaining convertible note balances held by the QSPE, but only on the condition that those gross proceeds reduced Elan’s shares of new Series B Preferred Stock of the Company on a dollar-for-dollar basis. Accordingly, Elan’s share of the pre-money valuation of the Company for purposes of determining the number of shares of Series B Preferred Stock it would obtain upon the exchange was reduced from $7,650,000 to $6,514,157. As a result, even though portions of the convertible notes held by the QSPE were paid down in the transaction, this was done only for structural reasons as a necessary prerequisite to closing the Series C Preferred Stock financing, and not because the convertible notes had any greater fair value themselves.
     As further support for this position, the Staff should be aware that for sixteen months prior to the Series C Preferred Stock financing, the Company, separately and with Elan, had evaluated various financing and merger/combination transactions in order to establish alternative ways to finance the Company and the joint venture. Ultimately, these efforts were not successful principally because of the structural issues associated with the joint venture and Elan’s interests in the Company.
     Moreover, specifically with respect to the convertible notes issued to Elan, they had limited value to a third party as they were all non-negotiable instruments. Two of the three notes could only be assigned to affiliates of Elan, and the shares into which all of the notes were convertible could only be transferable to Elan’s affiliates, subsidiaries and QSPE’s. Moreover, if the parties had been able to obtain funds from a sale or license of any of the Company’s underlying technologies, those funds would (1) would have likely been limited in size given the relatively early stage of the relevant technology and (2) would have been required to fund the increasing cash needs of the joint venture, rather than pay a cash dividend to the Company and/or Elan.
     For the reasons discussed above and in the Company’s prior responses to the Staff’s comments, the Company believes that it has given appropriate consideration of fair value to the convertible notes and believes that the disclosures of such in the financial statements of the

Securities and Exchange Commission	January 9, 2006
Registration Statement provide an accurate and fair description of the transaction and management’s considerations.
     In addition, the Staff has asked the Company to clarify how the carrying value of the convertible notes was calculated. The following table illustrates the calculation of the carrying value:

		Accrued	Total
	Principal	Interest	Obligation
Note A	$1,000,000	373,565	1,373,565
Note B	$722,786	187,792	910,578
Note C	$9,038,294	745,816	9,784,110
Note C	$283,744	4,042	287,786

Total Debt	$11,044,824	$1,311,215	$12,356,039

Unamortized Beneficial Conversion			$(416,433)
Unamortized Deferred Financing Costs from Warrant			$(532,489)

			$11,407,117

     The amounts underlying these calculations are currently disclosed in the footnotes to the Company’s financial statements, but not in this level of on note-by note detail, which the Company does not believe to be necessary.

Stock Based Compensation:
     As indicated in the Company’s letter to the Commission dated December 20, 2005 in response to the Staff’s comment 12(a) issued on December 6, 2005, the Registration Statement now reflects changes to the Company’s stock-based compensation expense based on the assessment outlined in that letter. The impact of that assessment has been included in the Company’s financial statements and the Company has added disclosure to this effect in the Registration Statement. See pages 46, 47 and F-13 through F-15 of the Prospectus. For the year ended December 31, 2004, the total impact of the assessment was under $44,000, which represents less than 0.3% of the Company’s net loss for that year. The Company determined that amount to be immaterial both qualitatively and quantitatively, so this amount was not expensed in 2004; however, that amount has been expensed in the Company’s financial statements for 2005. We have also deemed the $44,000 to be immaterial to the 2005 financial statements both qualitatively and quantitatively, as $44,000 represents less that 0.4% of net loss for the nine month period ended September 30, 2005. The Company believes that it has complied with all the disclosure requirements of the AICPA Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, as evidenced by the Company’s revisions to the footnotes to the financial statements in the Registration Statement and the management’s discussion and analysis section of the Registration Statement.
* * * * *
     The Company will commence marketing the offering this week, so if you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 951-7921 or by facsimile at (617) 951-7050. Thank you for your assistance.
Very truly yours,
/s/ Paul M. Kinsella
Paul M. Kinsella
Enclosures
cc:	Stanley C. Erck Frederick W. Kanner, Esq.